April 13, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were the principal accountants for T Bancshares, Inc. and, under the date of March 30, 2012, we reported on the consolidated financial statements of T Bancshares, Inc. as of and for the years ended December 31, 2011 and 2010. We have read T Bancshares’s statements included under Item 4.01(a) of its Form 8-K dated April 13, 2012, and we agree with such statements.

Yours truly,

WEAVER AND TIDWELL, L.L.P.